UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026
Commission File Number 001-38294

TORM plc

4th Floor, 120 Cannon Street, London, EC4N 6AS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K as Exhibit 99.1 is the report of TORM plc (the “Company”) of its interim results for the second quarter and half-year ended June 30, 2026.

The information contained in Exhibit 99.1 to this Report on Form 6-K, except for the commentary of Jacob Meldgaard and the sections entitled “The Product Tanker Market”, “Outlook for 2026”, and “Responsibility Statement”, is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-283943) that was filed with the U.S. Securities and Exchange Commission effective December 19, 2024.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 26, 2026	TORM PLC

	By:	/s/ Jacob Meldgaard
Jacob Meldgaard
Executive Director and Principal Executive Officer